Exhibit 99.36

Red White & Bloom Brands Inc.

(Formerly Tidal Royalty Corp.)

Condensed Interim Consolidated Financial Statements

For the Three and Six Month Periods Ended June 30, 2020 and 2019

(Unaudited - Expressed in Canadian dollars)

NOTICE OF NO AUDITOR REVIEW OF CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3 (3) (a), if an auditor has not performed a review of the condensed interim consolidated financial statements, they must be accompanied by a notice indicating that an auditor has not reviewed the condensed interim consolidated financial statements. The accompanying unaudited condensed interim financial statements of the Red White & Bloom (formerly Tidal Royalty Corp.) (the “Company”) have been prepared by and are the responsibility of the Company’s management. The Company’s independent auditor has not performed a review of these condensed interim consolidated financial statements in accordance with standards established by the Chartered Professional Accountants of Canada for a review of condensed interim consolidated financial statements by an entity’s auditor.

Red White & Bloom Brands Inc.

(Formerly Tidal Royalty Corp.)

For the Three and Six Month Periods Ended June 30, 2020 and 2019

Management's Responsibility for Financial Reporting1

Condensed Interim Consolidated Financial Statements

Condensed Interim Consolidated Statements of Financial Position2

Condensed Interim Consolidated Statements of Comprehensive Loss3

Condensed Interim Consolidated Statements of Changes in Equity4

Condensed Interim Consolidated Statements of Cash Flows5

Notes to the Condensed Interim Consolidated Financial Statements 6 - 28

MANAGEMENT'S RESPONSIBILITY

FOR FINANCIAL REPORTING

To the Shareholders of Red White & Bloom Brands Inc.:

Management is responsible for the preparation and presentation of the accompanying condensed interim consolidated financial statements, including responsibility for significant accounting judgments and estimates in accordance with International Financial Reporting Standards. This responsibility includes selecting appropriate accounting principles and methods, and making decisions affecting the measurement of transactions in which objective judgment is required.

In discharging its responsibilities for the integrity and fairness of the condensed interim consolidated financial statements, management designs and maintains the necessary accounting systems and related internal controls to provide reasonable assurance that transactions are authorized, assets are safeguarded and financial records are properly maintained to provide reliable information for the preparation of the condensed interim consolidated financial statements.

The Board of Directors is responsible for overseeing management in the performance of its financial reporting responsibilities. The Board has the responsibility of meeting with management and external auditors to discuss the internal controls over the financial reporting process, auditing matters and financial reporting issues. The Board is also responsible for recommending the appointment of the Company's external auditors.

August 31, 2020

/s/ Michael Marchese

Michael Marchese, Director
/s/ Brad Rogers

Brad Rogers, Director

Red White & Bloom Brands Inc.

(Formerly Tidal Royalty Corp.)

Condensed Interim Consolidated Statements of Financial Position

As at June 30, 2020 (Unaudited) and December 31, 2019 (Audited)

(Expressed in Canadian dollars)

		June 30,2020	December 31,2019
ASSETS	Notes	$	$
Current assets
Cash		2,599,154	1,378,687
Prepaid expenses		447,755	124,140
Accounts receivable	7	2,196,476	1,463,388
Biological assets	8	8,635,812	-
Inventory	9	12,022,264	-
Loans receivable	11	44,852,544	36,504,397

		70,754,005	39,470,612
Non-current assets
Property, plant and equipment	10	83,361,192	10,847
Deposits	11, 21	381,345	12,530,659
Loans receivable	11	45,310,060	36,419,594
Call option	11	19,828,224	19,547,757
Right-of-use assets		67,092	-
Intangible assets	12	21,978,000	-

		170,925,913	68,508,857
Total assets		241,679,918	107,979,469

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	17	6,803,649	1,334,370
Contingent liabilities	6	14,889,600	-
Convertible debentures	13	-	17,597,600
Current loan payable	14	1,095,706	-
Lease liabilities		71,531	-
Credit facility	14	-	36,610,075
		22,860,486	55,542,045
Non-current liabilities
Credit facility	14	67,799,300	-
Loan payable	14	1,441,118	-
Total liabilities		92,100,904	55,542,045
Shareholders’ equity
Common shares	15	104,174,967	61,366,160
Convertible series I preferred shares	15	3,664,799	-
Convertible series II preferred shares	15	63,399,626	-
Contributed surplus	15	11,380,862	5,748,889
Cumulative translation adjustment		1,922,925	-
Deficit		(34,964,165)	(14,677,625)
Total shareholders’ equity		149,579,014	52,437,424

Total liabilities and shareholders’ equity		241,679,918	107,979,469

Approved and authorized for issuance on behalf of the Board of Directors on August 31, 2020 by:

/s/ Michael Marchese	/s/ Brad Rogers
Michael Marchese, Director	Brad Rogers, Director

(The accompanying notes are an integral part of these condensed interim consolidated financial statements)

Red White & Bloom Brands Inc.

(Formerly Tidal Royalty Corp.)

Condensed Interim Consolidated Statements of Comprehensive Loss

For the three and six month periods ended June 30, 2020 and 2019

(Unaudited)

(Expressed in Canadian dollars)

		Three months ended June 30, 2020	Three months ended June 30, 2019	Six months ended June 30, 2020	Six months ended June 30, 2019
	Notes	$	$	$	$

Sales		1,512,050	-	1,512,050	-
Cost of Sales		272,745	-	272,745	-
Gross profit before fair value adjustments		1,239,305	-	1,239,305	-

Fair value adjustment on biological assets	8	(8,274,760)	-	(8,274,760)	-
Gross profit		9,514,065	-	9,514,065	-

Expenses
Commissions	14	52,134	2,404,888	2,021,062	2,404,888
Interest expense	14	2,080,625	-	4,042,577	-
Share-based compensation	15	153,153	967,280	1,275,228	2,425,730
Consulting fees	17	434,256	-	755,744	-
Marketing		628,422	-	900,652	174,025
Professional fees		572,577	-	830,144	-
Salaries and wages	17	536,781	-	740,963	-
General and administration		609,575	1,203,601	639,298	1,637,946
Depreciation	10	1,321,184	-	1,322,246	-
Foreign exchange loss (gain)		3,724,549	1,593,599	(4,380,521)	1,741,600
		10,133,256	6,343,393	8,147,393	8,384,189

(Income) loss before other items		599,191	6,343,393	(1,366,672)	8,384,189

Other expenses (income)
Interest income	11	(1,194,523)	(1,165,818)	(2,344,483)	(1,864,340)
Accretion of loans receivable	11	(758,603)	(464,230)	(1,440,946)	(1,124,015)
Management fees	7	-	-	(425,610)	-
Loss (gain) on revaluation of call option	11	(58,246)	839,937	1,420,001	2,008,403
Gain on disposal	10	(149,947)	-	(149,947)	-
Write off of deposit	21	1,853,059	-	1,853,059	-
Revaluation of investment		(91,143)	-	(91,143)	-
Listing expense	5	22,832,281	-	22,832,281	-
		22,432,878	(790,111)	21,653,212	(979,952)
Net loss for the period		23,032,069	5,553,282	20,286,540	7,404,237
Translation adjustment on consolidation of foreign subsidiaries		1,922,925	-	1,922,925	-
Net loss and comprehensive loss for the period		24,954,994	5,553,282	22,209,465	7,404,237
Net loss per share, basic and diluted		0.20	0.07	0.18	0.10

Weighted average shares outstanding		123,933,850	80,962,182	123,497,344	76,993,071

(The accompanying notes are an integral part of these condensed interim consolidated financial statements)

Red White & Bloom Brands Inc.

(Formerly Tidal Royalty Corp.)

Condensed Interim Consolidated Statements of Changes in Equity

For the six month period ended June 30, 2020 and 2019

(Unaudited)

(Expressed in Canadian dollars)

	Convertible series I preferred shares		Convertible series II preferred shares		Common shares		Subscriptions receivable	Contributed surplus	Translation adjustment	Deficit	Total
	#	$	#	$	#	$	$	$	$	$	$
Balance, December 31, 2018	-	-	-	-	74,222,182	35,111,680	(125,000)	1,952,794	-	(2,163,725)	34,775,749
Shares issued, net	-	-	-	-	6,740,000	10,083,646	125,000	-	-	-	10,208,846
Share-based compensation	-	-	-	-	-	-	-	2,425,730	-	-	2,425,730
Net loss for the period	-	-	-	-	-	-	-	-	-	(6,519,849)	(6,519,849)
Balance, June 30, 2019	-	-	-	-	80,962,182	45,195,326	-	4,378,524	-	(8,683,574)	40,890,276

Balance, December 31, 2019	-	-	-	-	84,211,770	61,366,160	-	5,748,889	-	(14,677,625)	52,437,424
Shares issued for acquisition	-	-	-	-	17,133,579	37,693,874	-	-	-	-	37,693,874
Preferred shares issued on RTO	-	-	101,345,349	51,089,073	-	(51,089,073)	-	-	-	-	-
Deemed shares issued	3,181,250	3,664,799	-	-	23,464,462	27,031,060	-	-	-	-	30,695,859
Replacement warrants issued	-	-	-	-	-	-	-	133,476	-	-	133,476
Replacement options issued	-	-	-	-	-	-	-	133,826	-	-	133,826
Shares issued for asset acquisition	-	-	-	-	15,300,000	16,983,000	-	-	-	-	16,983,000
Warrants issued for asset acquisition	-	-	-	-	-	-	-	4,995,000	-	-	4,995,000
Finders’ shares issued	-	-	7,381,000	8,646,842	7,381,000	8,119,100	-	-	-	-	16,765,942
Share-based compensation	-	-	-	-	-	-	-	1,275,228	-	-	1,275,228
Shares issued	-	-	2,339,200	3,555,584	2,339,200	2,292,416	-	-	-	-	5,848,000
Warrants exercised	-	-	-	-	616,875	588,930	-	(95,430)	-	-	493,500
Stock options exercised	-	-	975,000	108,127	975,000	1,189,500	-	(810,127)	-	-	487,500
Currency translation adjustment	-	-	-	-	-	-	-	-	1,922,925	-	1,922,925
Net loss for the period	-	-	-	-	-	-	-	-	-	(20,286,540)	(20,286,540)
Balance, June 30, 2020	3,181,250	3,664,799	112,040,549	63,399,626	151,421,886	104,174,967	-	11,380,862	1,922,925	(34,964,165)	149,579,014

(The accompanying notes are an integral part of these condensed interim consolidated financial statements)

Red White & Bloom Brands Inc.

(Formerly Tidal Royalty Corp.)

Condensed Interim Consolidated Statements of Cash Flows

For the six month period ended June 30, 2020 and 2019

(Unaudited)

(Expressed in Canadian dollars)

		2020	2019
	Notes	$	$
Operating activities

Net loss for the period		(20,286,540)	(7,404,237)

Items not affecting cash:
Share-based compensation	15	1,275,228	2,425,730
Accrued interest receivable	11	(2,334,483)	(1,864,340)
Accretion of loans receivable	11	(1,440,946)	(1,124,015)
Unrealized foreign exchange (gain) loss		335,405	(180,347)
Revaluation of call option	11	1,420,001	2,008,403
Fair value adjustment on biological assets	8	(8,274,760)	-
Depreciation	10	1,322,246	-
Listing expense	5	22,832,281	-
Write off of deposit	21	1,853,059	-
Interest on lease		2,665	-
Gain on disposal of property, plant and equipment	10	(149,947)	-

Changes in non-cash operating working capital:
Prepaid expenses		470,923	(3,126,371)
Accounts receivable	7	(406,345)	(129,639)
Accounts payable and accrued liabilities	15	(3,639,512)	316,723
Biological assets	8	(1,183,493)	-
Inventory	9	(546,110)	-
Deposits		38,905	-
Net cash used in operating activities		(8,771,423)	(9,078,093)

Investing activities
Disposition of property, plant and equipment	10	770,684	-
Acquisition of Mid-American Growers, Inc.	6	(22,155,328)	-
Purchase of equipment	8	-	(10,713)
Loans receivable	11	(268,218)	(74,500,074)
Net cash used in investing activities		(21,652,862)	(74,510,787)
Financing activities
Issuance of share capital, net	15	-	10,208,646
Exercise of warrants	15	493,500	-
Exercise of stock options	15	487,500	-
Reverse takeover transaction	5	1,772,141	-
Convertible debentures	13	-	15,000,000
Lease payments		(49,253)	-
Credit facility	14	28,880,864	36,422,647

Net cash provided by financing activities		31,584,752	61,631,293

Decrease in cash		1,220,467	(21,245,428)
Cash, beginning of the period		1,378,687	24,377,286

Cash, end of the period		2,599,154	2,419,699

Supplemental disclosure of cash flow information (Note 19)

(The accompanying notes are an integral part of these condensed interim consolidated financial statements)

Red White & Bloom Brands Inc.

(Formerly Tidal Royalty Corp.)

Notes to the condensed interim consolidated financial statements

For the three and six month periods ended June 30, 2020 and 2019

(Unaudited)

(Expressed in Canadian dollars)

1.Background and Nature of Operations

Red White & Bloom Brands Inc. (formerly Tidal Royalty Corp.) (the “Company” or “RWB”) was incorporated on March 12, 1980 pursuant to the Business Corporations Act, British Columbia.

The Company’s head office and registered office is located at Suite 810 – 789 West Pender Street, Vancouver, British Columbia, V6C 1H2.

On April 24, 2020, Tidal Royalty Corp. (“Tidal”) and a private Ontario company named MichiCann Medical Inc. (“MichiCann”) completed an amalgamation structured as a three-corned amalgamation whereby MichiCann was amalgamated with a newly incorporated subsidiary of Tidal, forming the Company.

Immediately prior to the amalgamation, Tidal completed a consolidation of the Tidal common shares on the basis of one post- consolidated Tidal share for every sixteen pre-consolidation Tidal common shares and changed its name from “Tidal Royalty Corp.” to “Red White & Bloom Brands Inc.”. The shares of Tidal were exchanged for shares of MichiCann on a 2:1 basis. Due to the terms of the exchange ratio, the previous shareholders of MichiCann acquired a controlling interest in Tidal and as such, the amalgamation has been accounted for as a reverse takeover transaction with MichiCann being the resulting issuer for financial reporting purposes.

The amalgamation resulted in all the issued and outstanding shares of MichiCann being exchange for one common share and one convertible series II preferred share of the Company. Holders of MichiCann common share purchase warrants and MichiCann stock options received one replacement warrant or stock option, as applicable, with each exercisable for units consisting of one common share and one convertible series II preferred share.

All convertible series II preferred shares are convertible into common shares, on a one for one basis, at any time between seven months and twenty-four months after their initial issuance date.

An aggregate 101,345,349 common shares, 101,345,349 convertible series II preferred shares, 595,430 share purchase warrants and 7,962,679 stock options were issued to the former holders of MichiCann common shares, MichiCann warrants and MichiCann stock options, respectively. Refer to Note 5 for further details on the amalgamation.

Certain shareholders have entered into voluntary escrow and/or escrow and leak out agreements totaling 36,844,823 Common shares and the underlying shares for 3,000,000 Options. The escrow agreements carry various release terms between 6 and 18 months.

As a result of the completion of this transaction, the former holders of MichiCann Shares now hold approximately 82.25% of the issued and outstanding common shares and former holders of Tidal shares now hold 17.75% of the Common Shares, in each case, on a non-diluted basis.  A new board and new management assumed control of the Company on June 5, 2020, the shares of the Company resumed trading on the Canadian Stock Exchange under the new trading symbol “RWB”.

Prior to the amalgamation, Tidal’s primary business was investing in conventional equity, debt and other forms of investments in private and public companies in Canada and the United States.

PharmaCo Inc. Agreements

On January 4, 2019, MichiCann entered into a put/call option agreement (the “Put/Call Option Agreement”) with PharmaCo Inc. (“PharmaCo”) and its shareholders (“PharmaCo Shareholders”) pursuant to which the PharmaCo Shareholders granted MichiCann the call right to acquire 100% of the issued and outstanding shares of PharmaCo from the PharmaCo Shareholders, and MichiCann granted all of the PharmaCo Shareholders the put right to sell 100% of the issued and outstanding

Red White & Bloom Brands Inc.

(Formerly Tidal Royalty Corp.)

Notes to the condensed interim consolidated financial statements

For the three and six month periods ended June 30, 2020 and 2019

(Unaudited)

(Expressed in Canadian dollars)

shares of PharmaCo to MichiCann, in exchange for the issuance of 37,000,000 MichiCann common shares in aggregate (subject to standard anti-dilution protections)  subject to all state and local regulatory approvals including the approval of the Medical Marihuana Licensing Board and/or the Bureau of Medical Marihuana Regulation within the Department of Licensing and Regulatory Affairs (“LARA”) in the State of Michigan. Each PharmaCo Shareholder shall have the right, but not the obligation, as its sole direction, to sell to MichiCann all, but not less than all, of the PharmaCo common shares held by it. As at June 30, 2020, the call option was determined to have a fair value of $19,828,224 (December 31, 2019 - $19,547,757) using level 3 inputs of the fair value hierarchy.

On January 4, 2019, MichiCann entered into a debenture purchase agreement (the “Debenture Purchase Agreement”) with PharmaCo pursuant to which MichiCann agreed to purchase up to $114,734,209 United States dollars (“USD”) of an 8% senior secured convertible debenture of PharmaCo (the “Opco Debenture”). The Opco Debenture is secured by all real and personal property and interests in the real and personal property of PharmaCo, whether now owned or subsequently acquired. The Opco Debenture has a maturity date of January 4, 2023 (the “Maturity Date”).

The principal amount of the Opco Debenture is convertible into common shares of PharmaCo at a conversion price equal to the then outstanding balance of the Opco Debenture divided by the total number of PharmaCo common shares then outstanding (the “Conversion Shares”). The principal amount and accrued interest of the Opco Debenture outstanding is convertible at any time on or prior to the earlier of the business day immediately preceding: (i) the Maturity Date; and (ii) the date that is 30 days after the Company received LARA’s written approval of the Holder Application (application seeking permission to convert the Opco Debenture and own the Conversion Shares).

Notwithstanding the foregoing, the conversion of the Opco Debenture is subject to PharmaCo and MichiCann having obtained all required permits from governmental authorities in connection with MichiCann’s ownership of PharmaCo common shares, including, without limitation, all required cannabis licenses or related permits issued by LARA (but excluding any permit or other requirement which arises or may arise under any excluded law).

2.Going Concern

These condensed interim consolidated financial statements have been prepared under the assumption of a going concern, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. As at June 30, 2020, the Company’s working capital was $47,893,519 (December 31, 2019 – working capital deficiency of $16,071,433) and has accumulated losses of $34,964,165 (December 31, 2019 - $14,677,625) since inception.

These conditions indicate the existence of material uncertainties that may cast significant doubt about the Company’s ability to continue as a going concern. These condensed interim consolidated financial statements do not include adjustments to the amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue operations. If the going concern assumption were not appropriate for these condensed interim consolidated financial statements then adjustments would be necessary to the carrying values of assets and liabilities, the reported expenses and the condensed interim statements of financial position classifications used. Such adjustments could be material.

COVID-19

Since December 31, 2019, the outbreak of the novel strain of coronavirus, specifically identified as “COVID-19”, has resulted in governments worldwide enacting emergency measures to combat the spread of the virus. These measures, which include the implementation of travel bans, self-imposed quarantine periods and physical distancing, have caused material disruption to business globally resulting in an economic slowdown. Global equity markets have experienced significant volatility and weakness. The duration and impact of the COVID-19 outbreak is unknown at this time, as is the efficacy of the government and central bank interventions. It is not possible to reliably estimate the

Red White & Bloom Brands Inc.

(Formerly Tidal Royalty Corp.)

Notes to the condensed interim consolidated financial statements

For the three and six month periods ended June 30, 2020 and 2019

(Unaudited)

(Expressed in Canadian dollars)

length and severity of these developments and the impact on the financial results and condition of the Company in future periods.

3.Basis of presentation

(a)Statement of Compliance

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34 – Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”) using accounting principles consistent with International Financial Reporting Standards (“IFRS”) as issued by the IASB. These condensed interim consolidated financial statements do not include all of the information required for full annual consolidated financial statements. These condensed interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2019.

These condensed interim consolidated financial statements were authorized for issue by the Board of Directors on August 31, 2020.

(b)Basis of Presentation

These condensed interim consolidated financial statements have been prepared on a historical cost basis except for financial assets classified as fair value through profit or loss, which are measured at fair value, as detailed in Note 16.  In addition, these condensed interim consolidated financial statements have been prepared using the accrual basis of accounting except for cash flow information.

(c)Basis of Consolidation

Subsidiaries are entities controller by the Company.  Control exists when the Company has the power, directly and indirectly, to govern the financial and operating policies of an entity and be exposed to the variable returns from its activities.  The financial statements of subsidiaries are included in the condensed interim consolidated financial statements from the date that control commences until the date that control ceases.  All inter-company transactions, balances, income and expenses are eliminated in full upon consolidation. These condensed interim consolidated financial statements include the accounts of the following active entities:

Name of Subsidiary	Jurisdiction	Percentage Ownership
Mid-American Growers, Inc.	Illinois, USA	100%
Mid-American Cultivation LLC	Illinois, USA	100%
1251881 B.C. Ltd.	British Columbia, Canada	100%
Tidal Royalty Corp.	British Columbia, Canada	100%
Royalty USA Corp.	Delaware, USA	100%
RLTY Development Orange LLC	Massachusetts, USA	100%
RLTY Development Springfield LLC	Massachusetts, USA	100%

(d)Functional and Presentation Currency

The Company’s functional currency, as determined by management, is the Canadian dollar.  Management has determined that the functional currency of its Canadian subsidiaries is the Canadian dollar and the functional currency of its United States subsidiaries is the United States dollar.  These condensed interim financial statements are presented in Canadian dollars unless otherwise specified.

Red White & Bloom Brands Inc.

(Formerly Tidal Royalty Corp.)

Notes to the condensed interim consolidated financial statements

For the three and six month periods ended June 30, 2020 and 2019

(Unaudited)

(Expressed in Canadian dollars)

4.Significant Accounting Policies

The following outlines use of estimates and judgements in the preparation of these condensed interim consolidated financial statements, and significant accounting policies of the Company which have not been included in the Company’s annual audited consolidated financial statements for the year ended December 31, 2019:

(a)Use of Estimates and Judgments

The preparation of these condensed interim consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenues and expenses. Actual results may differ from these estimates.

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Accounting estimates will, by definition, seldom equal the actual results. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

In preparing these condensed interim consolidated financial statements, management has made significant assumptions which are applied in determining the fair values of the various instruments at the reporting date. Should any of the assumptions be incorrect, it would result in a material adjustment to the carrying amount of certain assets and liabilities.

Other significant assumptions about the future and other sources of estimation uncertainty that management has made as at the condensed interim statement of financial position date that could result in a material adjustment to the carrying amount of assets and liabilities in the event that actual results differ from assumptions made, related to, but are not limited to, the following:

Valuation of the Fair Value Less cost to Sell of Biological Assets

Biological assets, consisting of cannabis plants and agricultural produce, are measured at fair value less costs to sell up to the point of harvest. The determination of the fair values of the biological assets requires the Company to make assumptions with respect to how market participants would estimate fair value, including selling value, costs of sale and costs to completion.

Share-based Compensation

The Company provides compensation benefits to its consultants, directors and officers through a stock option plan. The fair value of each option award is estimated using the Black-Scholes option pricing model which utilizes subjective assumptions such as expected price volatility and expected life of the option. Share-based compensation expense also utilizes subjective assumptions on forfeiture rate. Changes in these input assumptions can significantly affect the fair value estimate.

Convertible Debentures

In accordance with the substance of the contractual arrangement, convertible debentures are compound financial instruments that are accounted for separately by their components: a financial liability and an equity instrument. The fair value of any derivative feature embedded in the compound financial instrument (other than the equity component, such as an equity conversion feature) is presented as a liability instrument. The identification of convertible debenture components is based on interpretations of the substance of the contractual arrangement and therefore requires judgment from management. The separation of the components affects the initial recognition of the convertible debenture at issuance and the subsequent recognition of interest on the liability component. The determination of the fair value of the liability component is also based on a number of assumptions,

Red White & Bloom Brands Inc.

(Formerly Tidal Royalty Corp.)

Notes to the condensed interim consolidated financial statements

For the three and six month periods ended June 30, 2020 and 2019

(Unaudited)

(Expressed in Canadian dollars)

including contractual future cash flows, discount factors and the presence of any derivative financial instruments.

Derivative Financial Instruments

A derivative is a financial instrument whose value is based on an underlying asset or set of assets. The Company has determined that its call option represents a derivative financial instrument and as such has been measured at fair value in accordance with level 3 of the fair value hierarchy. Accordingly, the fair value of derivative financial instruments was determined using inputs that are not based on observable market data and therefore requires judgment from management.

Convertible Preferred Share Units

The Company issues convertible preferred share units consisting of one common share and one series II convertible preferred shares. The fair value of the unit is determined using the value of goods or services received. The fair value is separated between the common share and preferred share component using the relative fair value of each instrument on the issuance date. The separation of the components is based on the conversion rate of the preferred shares, which requires management to estimate the amount of time that will lapse between the initial issuance of the preferred share and its conversion date.

Loans Receivable

Management applies judgment in the assessment of the collectability of the loans and interest receivable.

Assessment of the Transactions as an Asset Acquisition or Business Combination

Management has had to apply judgment relating to acquisitions with respect to whether the acquisition was a business combination or an asset acquisition. Management applied a three-element process to determine whether a business or an asset was purchased, considering inputs, processes and outputs of each acquisition in order to reach a conclusion.

Determination of Purchase Price Allocations and Contingent Consideration

Judgements are made in determining the fair value of assets and liabilities, including the valuation of separately identifiable intangibles acquired as part of an acquisition. Further, estimates are made in determining the value of contingent consideration payments that should be recorded as part of the consideration on the date of acquisition and changes in contingent consideration payable in subsequent reporting periods, if any. Contingent consideration payments are generally based on acquired businesses achieving certain performance targets. The estimates are based on management’s best assessment of the related inputs used in the valuation models, such as future cash flows and discount rates. Future performance results that differ from management’s estimates could result in changes to liabilities recorded, which are recorded as they arise through profit or loss.

Going Concern

The assessment of the Company’s ability to continue as a going concern and to raise sufficient funds to pay its ongoing operating expenditures and meet its liabilities for the ensuing year involves significant judgment based on historical experience and other factors, including expectation of future events that are believed to be reasonable under the circumstances.

Red White & Bloom Brands Inc.

(Formerly Tidal Royalty Corp.)

Notes to the condensed interim consolidated financial statements

For the three and six month periods ended June 30, 2020 and 2019

(Unaudited)

(Expressed in Canadian dollars)

(b)Property, plant and equipment

Property, plant and equipment is recorded at cost less accumulated depreciation and accumulated impairment losses, if any.  Depreciation, based on the estimated useful lives of the assets, is provided using the following methods:

Computer hardware3 yearsStraight-line

Office furniture and equipment3 yearsStraight-line

Machinery and equipment5 yearsStraight-line

Building and improvements30 yearsStraight-line

Property, plant and equipment acquired during the period but not placed into use are not depreciated until they are placed into use.

(c)Share capital

Common shares

Common shares are classified as equity. Transaction costs directly attributable to the issuance of common shares and share options are recognized as a reduction from equity.

Equity units

Proceeds received on the issuance of units, consisting of common shares and warrants, are allocated first to common shares based on the comparable issuance price of common shares issued without warrants. Any excess of proceeds is allocated to warrants. Transaction costs directly attributable to the issuance of units are recognized as a reduction from equity.

(d)Foreign currency translation

Transactions in foreign currencies are initially recorded in the functional currency at the rate in effect at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the spot rate of exchange in effect at the reporting date. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate as at the date of the initial transaction. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined. All exchange differences are recorded in profit and loss.

The financial statements of subsidiaries that have a functional currency other than the Canadian dollar were translated into Canadian dollars as follows: assets and liabilities – at the closing rate at the date of the statements of financial position, and income and expenses – at the average rate for the period. All resulting changes are recognized in other comprehensive income (loss) as foreign currency translation adjustments.

(e)Intangible assets

The Company’s intangible assets include Licensed IP acquired with the acquisition of 1251881 B.C. Ltd. (Note 6). Intangible assets acquired are recorded at cost less accumulated amortization and any impairment losses. Intangible assets are assessed for indicators of impairment at each reporting date, or more frequently if changes in circumstances indicate that the carrying value may be impaired. Amortization for intangible assets with finite lives is calculated on a straight-line basis over the life of the asset less its residual value. The Company’s amortization policy for intangible assets with finite lives is as follows:

Red White & Bloom Brands Inc.

(Formerly Tidal Royalty Corp.)

Notes to the condensed interim consolidated financial statements

For the three and six month periods ended June 30, 2020 and 2019

(Unaudited)

(Expressed in Canadian dollars)

Licensed IP5 yearsStraight-line

5.Reverse Takeover

On May 8, 2019, Tidal and MichiCann entered into a Business Combination Agreement (the “Combination Agreement”). The Combination Agreement was structured as a three-cornered amalgamation whereby MichiCann was combined with a newly incorporated subsidiary of Tidal, forming the Company. The amalgamation resulted in all the issued and outstanding shares of Tidal and MichiCann being exchanged for common shares and convertible series II preferred shares of the Company.

The amalgamation was considered a reverse takeover as the legal acquiree’s former shareholders control the consolidated entity after completion of the amalgamation. Consequently, the legal acquiree is the accounting acquirer and the historical financial results presented in these condensed interim consolidated financial statements are those of MichiCann.

At the time of the amalgamation, Tidal’s assets consisted primarily of cash and receivables and it did not have any processes capable of generating outputs; therefore, Tidal did not meet the definition of a business. Accordingly, as Tidal did not qualify as a business in accordance with IFRS 3 Business Combinations, the amalgamation did not constitute a business combination; however, by analogy it has been accounted for as a reverse takeover. Therefore, MichiCann, the legal subsidiary, has been treated as the accounting parent company, and Tidal, the legal parent, has been treated as the accounting subsidiary.

Upon completion of the amalgamation 375,431,661 Tidal common shares and 50,900,000 Tidal preferred shares were consolidated into 23,464,462 common shares and 3,181,250 convertible series I preferred shares of the Company on the basis of one post-consolidated share for every sixteen pre-consolidation shares. The fair value of these shares of $27,031,060 and $3,664,800, respectively was based on an estimated fair value of $1.152 per share as at the transaction date as per the trading price of Tidal on April 24, 2020. In addition, the post-consolidation 1,186,711 Tidal common share purchase warrants and 1,799,110 Tidal stock options were fair valued on the acquisition date, determined using a Black-Scholes option pricing model, and included in the consideration paid by the Company.

In connection with the amalgamation, the Company issued 7,381,000 common shares and 7,381,000 convertible series II preferred shares as finder’s fees to a third-party. The fair value of these shares of $8,119,100 and $8,646,842, respectively was based on an estimated fair value of $1.10 per share as per the trading price of RWB common shares following the amalgamation, adjusted for any conversion ratios.

Red White & Bloom Brands Inc.

(Formerly Tidal Royalty Corp.)

Notes to the condensed interim consolidated financial statements

For the three and six month periods ended June 30, 2020 and 2019

(Unaudited)

(Expressed in Canadian dollars)

As the acquisition was not considered a business combination, the excess of consideration paid over the net assets acquired together with any transaction costs incurred for the amalgamation is expensed as a transaction in accordance with IFRS 2 Share-Based Payments.

Common shares of MichiCann deemed issued	$27,031,060
Preferred shares of MichiCann deemed issued	3,664,799
Transaction costs – common shares	8,119,100
Transaction costs – convertible series II preferred shares	8,646,842
Fair value of Tidal warrants	133,476
Fair value of Tidal stock options	133,825
Total consideration paid	47,729,102

Cash and cash equivalents	1,772,141
Sales tax receivable	132,876
Prepaid expenses	794,538
Promissory note receivable	4,330,715
Right-of-use asset	111,820
Convertible loan receivable	18,418,437
Investments	347,750
Accounts payable	(893,337)
Lease liability	(118,119)
Net identifiable assets acquired	24,896,821

Total transaction expense	$22,832,281

The Company uses the Black-Scholes option pricing model to determine the fair value of the replacement warrants and stock options granted with the following weighted average assumptions:

Expected life in years	2.28
Volatility	100%
Risk-free rate	0.36%
Dividend yield	0.00%

6.Acquisitions

During the period ended June 30, 2020, the Company completed the following acquisitions:

Mid-American Growers, Inc.

On April 24, 2020, the Company acquired 100% of the issued and outstanding shares of Mid-American Growers, Inc. (“MAG”). MAG is a company that cultivates and sells hemp-based products throughout North American. Under the terms of the agreement, the Company paid $33,316,284 in cash and issued 17,133,579 common shares with a fair value of $37,693,874. Included in the agreement is a milestone payment of 2,640,000 common shares should the MAG sellers reasonably assist the Company in receiving a commercial cultivation license for its facility in Illinois (the “Milestone Event”). There is an additional milestone payment of USD $5,000,0000 should the Milestone Event be completed during calendar year 2020.Concurrently, the Company entered an earn-out agreement with the sellers of MAG whereby the Company will pay a 23% commission on hemp product sales during the period of April 1, 2020 to March 31, 2021. This has been accounted for as contingent consideration payable and added to the purchase price.

Concurrent with the closing of the MAG acquisition, MichiCann’s wholly owned subsidiary, RWB Illinois, Inc. acquired an additional 124 acres of land located in Illinois, together with the buildings, plant facilities, structures, building systems fixtures and improvements located thereon and related

Red White & Bloom Brands Inc.

(Formerly Tidal Royalty Corp.)

Notes to the condensed interim consolidated financial statements

For the three and six month periods ended June 30, 2020 and 2019

(Unaudited)

(Expressed in Canadian dollars)

personal property and intangibles (together with the MAG owned property, the “Illinois Facility”) for USD $2,000,000 pursuant to a real estate purchase agreement made and entered into as of January 10, 2020 between RWB, VW Properties LLC, as seller, and each of the MAG Sellers.

The acquisition of MAG was accounted for as a business combination. The consideration and net identifiable assets acquired were recorded in the accounts of the Company at its fair value as follows:

Cash (Note 11(f))	$33,316,284
Common shares issued	37,693,874
Contingent consideration – earn-out	9,658,500
Contingent consideration – milestone	5,231,100
Total consideration paid	85,899,758

Cash	555,856
Accounts receivable	193,867
Inventory	4,153,076
Biological asset	6,500,637
Property, plant and equipment	85,248,600
Accounts payable	(2,042,473)
Other payables	(8,709,805)
Net identifiable assets acquired	$85,899,758

Since the acquisition of MAG on April 24, 2020, MAG has generated revenues of $1,512,050 and incurred a net loss of $1,004,470.

1251881 B.C. Ltd.

On June 10, 2020, the Company acquired 100% of the issued and outstanding shares of 1251881 B.C. Ltd. Under the terms of the agreement, the Company issued 13,500,000 common shares and 4,500,000 special warrants as consideration. The special warrants are automatically convertible into 4,500,000 common shares of the Company should the volume weighted average price of the Company’s common shares be less than $1.50 for the first 180 days following the acquisition date.

At the time of the acquisition, 12151881 B.C. Ltd.’s assets consisted solely of intangible assets and it did not have any processes capable of generating outputs; therefore 12151881 B.C. Ltd. did not meet the definition of a business and the acquisition was accounted for as an asset acquisition. The consideration paid and net identifiable assets acquired were recorded in the accounts of the Company at its fair value determined as follows:

Common shares	$14,985,000
Fair value of special warrants issued	4,995,000
Transaction costs	1,998,000
Total consideration paid	21,978,000

Intangible assets	21,978,000
Net identifiable assets acquired	$21,978,000

The transaction costs comprise 1,800,000 common shares of the Company issued to a finder with a fair value of $1,998,000.

Red White & Bloom Brands Inc.

(Formerly Tidal Royalty Corp.)

Notes to the condensed interim consolidated financial statements

For the three and six month periods ended June 30, 2020 and 2019

(Unaudited)

(Expressed in Canadian dollars)

Immediately prior to the acquisition, 1251881 B.C Ltd. entered into (i) a retail license agreement with High Times Retail Licensing, LLC (”HT”) whereby 1251881 B.C. Ltd was granted the right to use certain intellectual property associated with retail dispensary and local delivery services for cannabis products, cannabis accessories and merchandise in the States of Michigan, Illinois and Florida; and (ii) a product licensing agreement with HT whereby 1251881 B.C. Ltd. was granted an exclusive license to use certain intellectual property related to the commercialization of cannabis products in Michigan, Illinois and Florida and CBD products nationally carrying HT brands.

Concurrently, the Company entered into an definitive agreement (the “Licensing Agreement”) to acquire the licensing rights for the branding of High Times dispensaries and High Times cannabis-based CBD and THC products in the States of Michigan, Illinois and Florida and branding of High Times hemp derived CBD products nationally in the United States carrying the Culture brand.

Under the terms of the Licensing Agreement, the Company has acquired the rights to exclusively brand both medical and recreational dispensaries and cannabis products within the States of Michigan, Illinois and Florida. The Licensing Agreement includes the Company securing the rights from HT to Culture for the branding of CBD and whole hemp flower products nationally in the United States.

7.Accounts Receivable

Accounts receivable is comprised of:

	June 30, 2020 $	December 31, 2019 $

Trade receivables	1,746,018	1,111,637
Sales tax receivable	450,458	351,751

Total accounts receivable	2,196,476	1,463,388

Trade receivables relate to management fees charged to PharmaCo. During the period ended June 30, 2020, $425,610 in management fees were charged to PharmaCo.

Sales tax receivable represents input tax credits arising from sales tax levied on the supply of goods purchased or services provided in Canada.

8.Biological Assets

The Company’s biological assets consist of 673,769 plants as at June 30, 2020.  The continuity of biological assets is as follows:

Carrying amount, December 31, 2019	$ -

Acquired from MAG acquisition	6,500,637
Fair value adjustment	8,274,760
Transferred to inventories upon harvest	(6,139,585)

Carrying amount, June 30, 2020	$ 8,635,812

The Company’s estimates, by their nature, are subject to changes that could result from volatility of market prices, unanticipated regulatory changes, harvest yields, loss of crops, changes in estimates and other uncontrollable factors that could significantly affect the future fair value of biological assets.

Red White & Bloom Brands Inc.

(Formerly Tidal Royalty Corp.)

Notes to the condensed interim consolidated financial statements

For the three and six month periods ended June 30, 2020 and 2019

(Unaudited)

(Expressed in Canadian dollars)

These estimates include the following assumptions:

(a)Selling prices are determined by estimating the Company’s expected average selling price and mix of product strains;

(b)Cost incurred and remaining costs to complete were estimated by calculating the average production costs up to the point of harvest over the total production period;

(c)The percentage of costs incurred for each stage of plant growth;

(d)The stage of plant growth at which point of harvest is determined;

(e)Costs to sell and other fulfillment costs were determined by estimating the Company’s average cost per pound; and

(f)Expected yields of harvested plants are estimated and risk adjusted at each stage of growth.

9.Inventory

The Company’s inventory of dry hemp is internally produced inventory.  The Company’s inventory is comprised of the following items:

	June 30, 2020 $	December 31, 2019 $

Finished goods	1,343,835	-
Work in process	8,317,113	-
Raw materials, supplies and consumables	2,361,316	-

	12,022,264	-

Red White & Bloom Brands Inc.

(Formerly Tidal Royalty Corp.)

Notes to the condensed interim consolidated financial statements

For the three and six month periods ended June 30, 2020 and 2019

(Unaudited)

(Expressed in Canadian dollars)

10.Property, Plant and Equipment

The changes in the Company’s property, plant and equipment for the period ended June 30, 2020 are as follows:

	Land	Building and improvements	Machinery and equipment	Office furniture and equipment	Total

Cost
Balance, December 31, 2019	-	-	-	12,745	12,745
Acquired from MAG acquisition	2,392,511	82,559,032	297,057	-	85,248,600
Disposal	-	(620,737)	-	-	(620,737)
Balance, June 30, 2020	-	-	-	12,745	84,640,608

Accumulated depreciation
Balance, December 31, 2019	-	-	-	1,898	1,898
Change for the period	-	1,265,492	9,902	2,124	1,277,518
Balance, June 30, 2020	-	1,265,492	9,902	4,022	1,279,416

Carrying value
December 31, 2019	-	-	-	10,847	10,847
June 30, 2020	2,392,511	80,672,803	287,155	8,723	83,361,192

11.Loans Receivable

(a)Debenture with PharmaCo

During the year ended December 31, 2018, the Company advanced a series of funds, totalling $5,700,400, to PharmaCo, an arms-length party, in the form of a debenture. The debenture was non-interest bearing, unsecured and is due on demand. On January 4, 2019, the debenture totalling $5,700,400 was transferred into the Opco Debenture, which is discussed below.

(b)Debt settlement on behalf of PharmaCo

During the year ended December 31, 2018, the Company issued 4,810,000 common shares to a third-party as consideration to settle $4,810,000 owed by PharmaCo to the third-party.

During the period ended June 30, 2020, the Company issued 2,339,200 common shares and 2,339,200 convertible series II preferred shares to a third-party as consideration to settle $5,848,000 owed by PharmaCo to a third-party.

The amount due from PharmaCo to the Company of $10,658,000 (December 31, 2019 - $4,810,000) is non-interest bearing, unsecured and has no fixed terms of repayment. This debenture is included in current loans receivable as of June 30, 2020.

(c)OpCo Debenture

On January 4, 2019, the Company entered a Debenture Purchase Agreement with PharmaCo. Under the terms of this agreement, the Company will advance a principal amount of up to USD $114,734,209. As of December 31, 2019, the Company has advanced $53,217,122 (December 31, 2019 - $48,502,029) plus the $5,700,400 debenture that was transferred to the OpCo Debenture for a total advance of $58,917,522 (December 31, 2019 - $54,202,429). The OpCo Debenture earns

Red White & Bloom Brands Inc.

(Formerly Tidal Royalty Corp.)

Notes to the condensed interim consolidated financial statements

For the three and six month periods ended June 30, 2020 and 2019

(Unaudited)

(Expressed in Canadian dollars)

interest at 8% per annum and is secured by all real and personal property and interests in the real and personal property of PharmaCo, whether now owned or subsequently acquired. The OpCo Debenture including all accrued interest has a maturity date of January 4, 2023. As of June 30, 2020, there is $6,220,762 (December 31, 2019 - $3,832,577) of accrued interest relating to the OpCo Debenture.

Concurrent with the OpCo Debenture, the Company entered a Put/Call Option Agreement with PharmaCo, as described in Note 1. Both the OpCo Debenture and the call option are financial instruments measured at fair value through profit or loss. As at June 30, 2020, the fair value of the OpCo Debenture was determined to be $37,648,352 (December 31, 2019 - $30,246,853) and the fair value of the call option was determined to be $19,828,224 (December 31, 2019 - $19,547,757). During the period ended June 30, 2020, the Company recorded a revaluation of call option of $1,420,001 (2019 - $2,008,403). Subsequent to period-end, the Company exercised the Put/Call Option, as further discussed in Note 22.

During the period ended June 30, 2020, the Company recorded accretion income of $1,440,946 (2019 - $1,124,015) on the Opco Debenture. As of June 30, 2020, the value of the OpCo Debenture of $39,089,298 (December 31, 2019 - $32,587,017) is included in non-current loans receivable.

(d)Promissory note with PharmaCo

On June 7, 2019, the Company entered a Promissory Note Agreement (“Promissory Note”) with PharmaCo. Under the terms of this agreement, the Company advanced a principal amount of $30,648,517. The Promissory Note is non-interest bearing, unsecured, and matured on January 2, 2020. On January 2, 2020, the Company entered a Promissory Note Extension Agreement with PharmaCo. The Promissory Note is non-interest bearing, unsecured, and matures on January 2, 2021.  The funds advanced under the Promissory Note were received from the Bridging Finance Inc. under the credit facility (Note 14). The Promissory Note is included in current loans receivable as of June 30, 2020.

(e)Other amounts with PharmaCo

During the period ended June 30, 2020, $696,890 (2019 - $nil) of expenditures were paid by PharmaCo on behalf of the Company. The cumulative value of these advances of $696,890 (December 31, 2019 - $912,328 owing to the Company) are non-interest bearing, unsecured, and have no fixed terms of repayment and are included in current loans receivable as of June 30, 2020.

(f)Other amounts with Mid-American Growers

During the year ended December 31, 2019, $10,605,100 was paid to MAG as a deposit for the acquisition of MAG and the Illinois Facility and is included in deposits.  During the period ended June 30, 2020, the Company completed the acquisition of MAG (Note 6) and this amount is included in the consideration paid.

12.Intangible Assets

The changes in the Company’s intangible assets for the period ended June 30, 2020 are as follows:

Balance, December 31, 2019	$-
Acquired from 1251881 B.C. Ltd. acquisition	21,978,000
Balance, June 30, 2020	$21,978,000

The Company’s intangible assets consist of Licensed IP acquired with the acquisition of 1251881 B.C. Ltd. on June 10, 2020 (Note 6).

13.Convertible Debentures

Red White & Bloom Brands Inc.

(Formerly Tidal Royalty Corp.)

Notes to the condensed interim consolidated financial statements

For the three and six month periods ended June 30, 2020 and 2019

(Unaudited)

(Expressed in Canadian dollars)

A continuity of the liability portion of the convertible debentures is as follows:

Balance, December 31, 2018	$-
Issuance of convertible debentures	17,650,000
Revaluation of foreign currency balances	(52,400)
Balance, December 31, 2019	17,597,600
Issuance of convertible debentures	-
Revaluation of foreign currency balances	820,837
Cancellation	(18,418,437)
Balance, June 30, 2020	$-

14.Non-Current Liabilities

Credit Facility

On January 10, 2020, the credit facility was amended (the “Amended Facility”) pursuant to an amended and restated agreement between the Lender, the Company (as guarantor) and PharmaCo, RWB Illinois, Inc. and MAG (collectively as borrowers).

The Amended Facility increased the Facility Limit to USD $49,750,000 in the aggregate of which USD $27,000,000 was to refinance the existing Facility and USD $22,750,000 was used to complete the MAG Acquisition (Note 6) and for general corporate and operating purposes.

The obligations under the Amended Facility are due and payable on the earlier of:

(a) the termination date (being July 10, 2021 subject to the right of the Borrowers to extend the termination date by paying a 1% fee for two additional six-month periods for a total of 30 months); and

(b) the acceleration date (being the earlier of the date of an insolvency event or that a demand notice is delivered pursuant to the terms of the Amended Facility).

In respect of the advance made by the Lender to the Borrowers under the Facility, the Borrowers agreed to pay the Lender:

(a)Interest at the prime rate plus 12% per annum calculated and compounded monthly, payable monthly in arrears on the last day of each month; and

(b)A work fee equal to $1,492,500 (the “Amended Work Fee”) (paid by the Company).

Loan Payable

The Company’s loan payable consists of a loan with a commercial lender acquired with the acquisition of Mid-American Growers, Inc. (Note 6). The principal of USD $1,676,000 bears interest at 1% per annum. The Company is required to make monthly repayments of USD $89,335 until April 6, 2022 at which point the loan will be fully repaid. As of June 30, 2020, $1,095,706 of the loan is payable within 12 months and is classified as a current liability on the condensed interim statements of financial position. The remaining $1,441,118 payable is classified as a non-current liability.

Red White & Bloom Brands Inc.

(Formerly Tidal Royalty Corp.)

Notes to the condensed interim consolidated financial statements

For the three and six month periods ended June 30, 2020 and 2019

(Unaudited)

(Expressed in Canadian dollars)

15.Share Capital

Authorized Share Capital

Unlimited number of common shares without par value.

Unlimited number of convertible series I preferred shares without par value, participating, each share convertible into one common share by the holder, and non-voting.

Unlimited number of convertible series II preferred shares without par value, participating, each share convertible into one common share by the holder, and voting. The holder receives 5% additional common shares for each 12-month period up to 24 months.

Common Shares

On April 24, 2020, the Company issued 17,133,579 common shares to MAG Sellers on closing of the MAG acquisition (Note 6).

On April 24, 2020, as a result of the completion of the reverse takeover transaction, the Company issued 23,464,462 common shares to holders of Tidal common shares (Note 5).

On April 24, 2020, as a result of the completion of the reverse takeover transaction, the Company issued 7,381,000 common shares to finders (Note 5).

On April 30, 2020, the Company issued 429,375 common shares pursuant to the exercise of 429,375 warrants for gross proceeds of $343,500.

On May 25, 2020, the Company issued 187,500 common shares pursuant to the exercise of 187,500 warrants for gross proceeds of $150,000.

On June 8, 2020, the Company issued 975,000 common shares pursuant to the exercise of 975,000 stock options for gross proceeds of $487,500.

On June 10, 2020, the Company issued 13,500,000 common shares pursuant to High Times Licensing Agreement (Note 6).

On June 10, 2020, the Company issued 1,800,000 common shares to finder pursuant to High Times Licensing Agreement (Note 6).

On June 30, 2020, the Company issued 2,339,200 common shares to investor to settle outstanding advances of $5,848,000 (Note 11(b)).

Convertible Series I Preferred Shares

On April 24, 2020, as a result of the completion of the reverse takeover transaction, the Company issued 3,181,250 convertible series I preferred shares to Tidal shareholders (Note 5).

Convertible Series II Preferred Shares

On April 24, 2020, the Company issued 101,345,349 to holders of MichiCann convertible series II preferred shares pursuant to Amended Agreement of the reverse takeover transaction (Note 5).

On April 24, 2020, as a result of the completion of the reverse takeover transaction, the Company issued 7,381,000 convertible series II preferred shares to finders (Note 5).

On June 8, 2020, the Company issued 975,000 convertible series II preferred shares pursuant to the exercise of 975,000 stock options for gross proceeds of $487,500.

Red White & Bloom Brands Inc.

(Formerly Tidal Royalty Corp.)

Notes to the condensed interim consolidated financial statements

For the three and six month periods ended June 30, 2020 and 2019

(Unaudited)

(Expressed in Canadian dollars)

On June 30, 2020, the Company issued 2,339,200 convertible series II preferred shares to investor to settle outstanding advances of $5,848,000 (Note 11(b)).

Warrants

During the year ended December 31, 2018, the Company issued 595,430 finders’ warrants with an exercise price of $1.00 per common share of the Company for a period of two years. During the six months ended June 30, 2020, the Company issued 1,186,711 warrants related to the reverse takeover transaction (Note 5) and 4,500,000 special warrants related to the 1251881 B.C. Ltd. acquisition (Note 6). No warrants were issued during the six months ended 2019.

Warrant transactions and the number of warrants outstanding are summarized as follows:

	Number of	Weighted Average
	Warrants	Exercise Price
Balance at December 31, 2018	595,430	$ 1.00
Issued	-	-
Exercised	-	-
Cancelled	-	-
Balance at December 31, 2019	595,430	$ 1.00
Issued	5,686,711	0.42
Exercised	(616,875)	(0.80)
Cancelled	(569,836)	(3.35)
Balance at June 30, 2020	5,095,340	$ 0.12

The following warrants were outstanding and exercisable at June 30, 2020:

Issue Date	Expiry Date	Exercise Price	Number of Warrants Outstanding	Number of Warrants Exercisable

December 19, 2018	December 19, 2020	$ 1.00	595,340	595,340
June 10, 2020	December 6, 2020	$ 0.00	4,500,000	-
			5,095,340	595,340

Options

On January 11, 2020, the Company granted 100,000 stock options to an employee of the Company.  These options vested 100% on January 11, 2020.

On January 11, 2020, the Company granted 271,429 stock options to an employee of the Company.  These options vest 12.5% on April 11, 2020, 12.5% on July 11, 2020, 12.5% on October 11, 2020, 12.5% on January 11, 2021, 12.5% on April 11, 2021, 12.5% on July 11, 2021, 12.5% on October 11, 2021 and the remaining 12.5% on January 11, 2022.

On April 1, 2020, the Company granted 161,250 stock options to employees of the Company.  These options vest 8.3% on July 1, 2020, 8.3% on October 1, 2020, 8.3% on January 1, 2021, 8.3% on April 1, 2021, 8.3% on July 1, 2021, 8.3% on October 1, 2021, 8.3% on January 1, 2022, 8.3% on April 1, 2022, 8.3% on July 1, 2022, 8.3% on October 1, 2022, 8.3% on January 1, 2023 and 8.3% on April 1, 2023.  These stock options have an exercise price of $1.00 and expire on April 1, 2025.

The options granted during the period ended June 30, 2020 have a fair value of $1,789,891 (2019 - $1,997,115) estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

Red White & Bloom Brands Inc.

(Formerly Tidal Royalty Corp.)

Notes to the condensed interim consolidated financial statements

For the three and six month periods ended June 30, 2020 and 2019

(Unaudited)

(Expressed in Canadian dollars)

	2020	2019
Risk-free interest rate	0.59%	2.27%
Expected term (in years)	4.04	5.00
Estimated dividend yield	0%	0%
Estimated volatility	100.00%	100.00%

During the six months ended June 30, 2020, the Company recognized $1,275,228 (2019 - $2,425,730) in share-based compensation under graded vesting.

Options transactions and the number of options outstanding are summarized are as follows:

	Number of	Weighted Average
	Stock Options	Exercise Price
Balance at December 31, 2018	4,500,000	$ 0.50
Granted	2,930,000	1.26
Exercised	-	-
Cancelled	-	-
Balance at December 31, 2019	7,430,000	$ 0.80
Granted	2,331,789	4.36
Exercised	(975,000)	0.50
Cancelled	(187,500)	1.00
Balance at June 30, 2020	8,599,289	$ 1.79

Red White & Bloom Brands Inc.

(Formerly Tidal Royalty Corp.)

Notes to the condensed interim consolidated financial statements

For the three and six month periods ended June 30, 2020 and 2019

(Unaudited)

(Expressed in Canadian dollars)

The following options were outstanding and exercisable at June 30, 2020:

Grant Date	Expiry Date	Exercise Price	Number of Options Outstanding	Number of Options Exercisable

June 22, 2018	June 22, 2023	$5.28	468,045	468,045
September 14, 2018	September 14, 2023	USD $3.84	6,250	5,469
October 1, 2018	October 1, 2023	$0.50	3,525,000	2,400,000
December 12, 2018	December 12, 2023	USD $1.84	45,000	33,750
January 15, 2019	January 15, 2024	$1.00	500,000	500,000
January 15, 2019	January 15, 2024	$2.50	600,000	600,000
February 1, 2019	February 1, 2024	$1.00	400,000	250,000
April 1, 2019	April 1, 2024	$1.00	400,000	300,000
April 15, 2019	April 15, 2024	$1.00	12,500	4,250
April 26, 2019	April 26, 2024	$5.44	1,279,815	1,279,815
April 29, 2019	April 29, 2024	$1.00	500,000	500,000
May 13, 2019	May 13, 2024	$1.00	175,000	109,375
May 21, 2019	May 21, 2024	$1.00	30,000	18,750
November 13, 2019	November 13, 2024	$1.00	100,000	16,667
November 22, 2019	November 22, 2024	$1.00	25,000	4,167
January 11, 2020	January 11, 2025	$1.00	371,429	133,929
April 1, 2020	April 1, 2025	$1.00	161,250	-
Balance at June 30, 2020			8,599,289	6,624,217

16.Financial Instruments and Risks

(a)Fair Value

Assets and liabilities measured at fair value on a recurring basis were presented on the Company’s condensed interim statements of financial position as at June 30, 2020 and December 31, 2019 as follows:

	Fair Value Measurements Using

	Quoted prices in	Significant
	active markets	other	Significant
	for identical	observable	unobservable
	instruments	inputs	inputs
	(Level 1)	(Level 2)	(Level 3)	Balance
	$	$	$	$

June 30, 2020
Cash	2,599,154	-	-	2,599,154
Accounts receivable	2,196,476	-	-	2,196,476
Loans receivable	90,162,604	-	-	90,162,604
Refundable deposits	340,700	-	-	340,700
Call option	-	-	19,828,224	19,828,224

Red White & Bloom Brands Inc.

(Formerly Tidal Royalty Corp.)

Notes to the condensed interim consolidated financial statements

For the three and six month periods ended June 30, 2020 and 2019

(Unaudited)

(Expressed in Canadian dollars)

Total	95,298,934	-	19,828,224	115,127,158

Accounts payable and accrued liabilities	6,803,649	-	-	6,803,649
Credit facility	67,799,300	-	-	67,799,300
Loan payable	2,536,824	-	-	2,536,824
Total	77,139,773	-	-	77,139,773

December 31, 2019
Cash	1,378,687	-	-	1,378,687
Accounts receivable	1,463,388	-	-	1,463,388
Loans receivable	72,923,991	-	-	72,923,991
Refundable deposits	10,605,100	-	-	10,605,100
Call option	-	-	19,547,757	19,547,757
Total	86,371,166	-	19,547,757	105,918,923

Accounts payable and accrued liabilities	1,334,370	-	-	1,334,370
Convertible debentures	17,597,600	-	-	17,597,600
Credit facility	36,610,075	-	-	36,610,075
Total	55,542,045	-	-	55,542,045

The fair values of other financial instruments, which include accounts payable and accrued liabilities, loans receivable, approximate their carrying values due to the relatively short-term maturity of these instruments.

(b)Credit Risk

Financial instruments that potentially subject the Company to a concentration of credit risk consist primarily of cash, accounts receivable and loans receivable. The Company limits its exposure to credit loss by placing its cash with high credit quality financial institutions. Deposits held with these institutions may exceed the amount of insurance provided on such deposits. The Company is exposed to significant credit risk on its loans receivable. The carrying amount of financial assets represents the maximum credit exposure.

(c)Foreign Exchange Risk

The Company has cash and loans receivable denominated in United States dollars and, as a consequence, the financial results of the Company’s operations as reported in Canadian dollars are subject to changes in the value of the Canadian dollar relative to the US dollar. Therefore, exchange rate movements in the United States dollar can have a significant impact on the Company’s operating results due to the translation of monetary assets.

At June 30, 2020, a 5% (2019 – 4%)  strengthening (weakening) of the Canadian dollar against the US dollar would have increased (decreased) the Company’s net income/loss by approximately $368,000 (2019 - $2,064,000).

(d)Interest Rate Risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates. Interest earned on cash is at nominal interest rates, and therefore the Company does not consider interest rate risk for cash to be significant.

Red White & Bloom Brands Inc.

(Formerly Tidal Royalty Corp.)

Notes to the condensed interim consolidated financial statements

For the three and six month periods ended June 30, 2020 and 2019

(Unaudited)

(Expressed in Canadian dollars)

As at June 30, 2020, the interest rate on loans receivable and convertible debentures is fixed based on the contracts in place. As such, the Company is exposed to interest rate risk to the extent as stated on these financial assets and liabilities.

(e)Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages its liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities.

As at June 30, 2020, the Company had a cash balance of $2,599,154 (December 31, 2019 - $1,378,687) available to apply against short-term business requirements and current liabilities of $22,860,486 (December 31, 2019 - $55,542,045). All of the liabilities presented as accounts payable and accrued liabilities are due within 90 days of June 30, 2020.

17. Related Party Transactions

The following is a summary of related party transactions that occurred during the six months ended June 30, 2020:

(a)Included in accounts payable and accrued liabilities is $605,906 (December 31, 2019 - $377,157) payable to officers and a director of the Company. Amounts due to related parties have no stated terms of interest and/or repayment and are unsecured.

(b)Key management personnel include the directors and officers of the Company. Key management compensation consists of the following:

	June 30, 2020 $	June 30, 2019 $
Consulting fees paid or accrued to a company controlled by the director of the Company	98,850	27,000
Salary paid to management of the Company	248,812	-
Share-based compensation	115,913	301,745

There were no post-employment benefits, termination benefits or other long-term benefits paid to key management personnel for the six months ended June 30, 2020 and 2019.

18.Capital Management

The Company manages its capital to maintain its ability to continue as a going concern and to provide returns to shareholders and benefits to other stakeholders. The capital structure of the Company consists of cash, convertible debentures and equity, comprised of issued share capital.

The Company manages its capital structure and makes adjustments to it in light of economic conditions. The Company, upon approval from its Board of Directors, will balance its overall capital structure through new share issues or by undertaking other activities as deemed appropriate under the specific circumstances. There were no changes to the Company’s approach to capital management during the six months ended June 30, 2020.

The Company is not subject to externally imposed capital requirements and the Company’s overall strategy with respect to capital risk management remains the same for the periods presented.

Red White & Bloom Brands Inc.

(Formerly Tidal Royalty Corp.)

Notes to the condensed interim consolidated financial statements

For the three and six month periods ended June 30, 2020 and 2019

(Unaudited)

(Expressed in Canadian dollars)

19.Supplemental Disclosure of Cash Flow Information

	2020	2019

Additional Information
Share issuance costs in accounts payable	$-	$45,340
Shares issued for loans receivable	$5,848,000	$-
Shares issued for intangible asset	$16,983,000	$-
Warrants issued for intangible asset	$4,995,000	$-
Cash consideration on acquisition included in deposits	$10,605,100	$-
Interest paid	$3,915,943	$3,540,353
Taxes paid	$-	$-

20. Segmented Information

The Company has one operating sgment, being the cultivation and sale of hemp, located in United states.

The Company currently has an investment in one company in the cannabis industry and operates in United states.

21.  Proposed Transactions

On July 25, 2019, the Company entered a LOI with Kings Garden Inc. (“Kings Garden”) pursuant to which the Company intended to acquire all of the issued and outstanding shares of Kings Garden

During the period ended June 30, 2020, the Company determine it would no longer pursue the acquisition of Kings Garden. The company is evaluating if any of the deposit could be recovered at a later date however determined that the $1,853,059 deposit advanced to Kings Garden under the terms of this LOI should be written off and  has recorded it as a loss in the condensed interim consolidated statements of comprehensive loss.

22.  Subsequent Events

Letter of intent with Platinum Vape

On July 21, 2020, the Company entered a letter of intent (“LOI”) with various entities operating under the Platinum Vape umbrella (“PV”). Under the terms of this LOI, the Company will acquire all of the issued and outstanding shares of PV for consideration is as follows:

•USD $7,000,000 in cash paid on closing;

•USD $13,000,000 in cash paid 120 days after the closing date;

•A USD $15,000,000 convertible promissory note with a term of three years that may be converted into common shares of the Company at a price of $1.16 per common share. The convertible promissory note shall be secured by the PV assets and ownership interests therein; and

•Cash or common shares of the Company with the equivalent value of USD $25,000,000 payable based on achievement of the following milestones during the 12-month period immediately following the closing:

oUSD $7,500,000 paid on PV achieving revenue of USD $80,000,000;

oUSD $7,500,000 paid on PV achieving revenue of USD $90,000,000; and

oUSD $10,000,000 paid on PV achieving revenue of USD $100,000,000.

Notice of exercise for PharmaCo

Red White & Bloom Brands Inc.

(Formerly Tidal Royalty Corp.)

Notes to the condensed interim consolidated financial statements

For the three and six month periods ended June 30, 2020 and 2019

(Unaudited)

(Expressed in Canadian dollars)

On July 24, 2020, the Company exercised its option to acquire all of the outstanding common shares of PharmaCo (“PharmaCo Common Shares”). As consideration for the PharmaCo Common Shares, the Company will issue 37,000,000 common share and 37,000,000 convertible series II preferred shares. At the time of acquisition, it was determined that PharmaCo has processes capable of generating outputs; therefore, PharmaCo does meet the definition of a business. Accordingly, as PharmaCo qualifies as a business in accordance with IFRS 3 Business Combinations, the acquisition will be accounts for as a business combination. The Company is in the process of assessing the financial implications of the business combination. The assets and liabilities acquired from PharmaCo cannot be disclosed at this time because the Company is still in the process of completing the valuation of assets and liabilities to be acquired and there can be no assurances that the Company will be able to complete the prerequisite licensing for the closing of the PharmaCo call option.

Growing and sales agreement with 39 Industries, LLC

On July 24, 2020, the Company entered a growing and sales agreement (“G&S Agreement”) with 39 Industries, LLC (“39 Hemp”). Under the terms of the G&S Agreement 39 Hemp with provide deliveries of Purple Goliath Hemp Seeds (the “Seeds”) throughout 2020 to 2022. The Company will cultivate the seeds and harvest and process or leave unprocessed the resulting hemp plants from the Seeds.

Partnership agreement with Avicanna Inc.

On August 11, 2020, the Company entered a distribution agreement with Avicanna Inc. (“Avicanna”). Under the terms of the distribution agreement, the Company will obtain the right to be the exclusive distributor of Avicanna’s ‘Pura H&W’ branded cosmetic products and also have the right to purchase Avicanna’s cosmetic products for distribution. As consideration for the distribution agreement, the Company shall pay Avicanna an upfront licensing fee of USD $250,000 along with certain minimum purchase requirements.

Bought deal financing agreement

On August 25, 2020, the Company entered into an underwriting agreement with PI Financial Corp. and Eight Capital (the “Underwriters”) to act as co-lead underwriters, on behalf of a syndicate of underwriters, pursuant to which the underwriters will purchase, on a bought-deal basis, units of the Company. Under the terms of the underwriting agreement, the Company will sell 29,000,000 units at a price of $0.75 per unit for aggregate gross proceeds of $21,750,000. Each unit shall consist of one common share and one common share purchase warrant. Each warrant entitles the holder to purchase one common share at a price of $1.00 per share for a period of 24 months.

In connection with Offering, the Company has granted the Underwriters an option, exercisable in whole or in part at any time for a period of 30 days following the closing date of the offering, to increase the offering by up to an additional 4,350,000 units for additional gross proceeds of up to $3,260,000 for total aggregate gross proceeds of $25,010,000, assuming the full exercise of the over-allotment option.

The Company has agreed to pay a cash commission of 6.0 per cent of the gross proceeds of the offering and will issue to the underwriters’ compensation options equal to 6.0 per cent of the aggregate number of units sold under the offering. The compensation options will be exercisable into units of the company at a price per compensation option equal to the offering price for a period of 24 months from the closing of the offering.